
January 15, 2014

Via E-mail
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **Re:** **Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **Response dated January 10, 2014**
> **File No. 0-22446**

Dear Mr. George:

We have reviewed your response letter dated January 10, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 19

1. We note that the draft disclosure you provided in response to comment 2 in our letter dated December 17, 2013 indicates that the performance targets for cash incentive compensation were changed from EPS-based targets in 2012 to EBITDA–based targets in 2013. However, this appears to be inconsistent with disclosure in the 2013 proxy statement, which indicates that cash incentive compensation was based on achievement of an EBITDA goal for 2012. Please clarify the nature of the change in the performance targets from 2012 to 2013, and the extent to which any change is part or all of the cause for the conclusion that the performance targets are probable of being met.

2. We note your response to comment 2 in our letter dated December 17, 2013. Please note that when you prepare your CD&A for your 2014 proxy statement, you should include a fulsome

discussion of the 2013 targets underlying incentive compensation for each named executive officer. This should include disclosure of the targets themselves, as achievement of the targets appears to be a material factor in determining the incentive compensation earned, as well as a discussion about factors the Compensation Committee considered in changing the 2012 targets to the 2013 targets, as described in your response. Note that in some situations, it may be necessary to discuss prior years in order to give context to the disclosure provided, as noted in Instruction 2 to Item 402(b) of Regulation S-K. If, for example, the difficulty of achieving the performance targets in 2012 was a reason why the Committee changed the nature of the performance targets for 2013 (so as to increase the likelihood that targets would be met and incentive compensation would be earned in 2013), you should discuss this in your CD&A.

3. Please be aware that your CD&A should cover actions regarding executive compensation that were taken after the end of the fiscal year. For example, if after the end of 2013, the Compensation Committee were to adopt or implement new or modified policies underlying incentive compensation that can be earned in 2014, and an understanding of this would provide context for, and a fair understanding of, incentive compensation earned in 2013, this should be disclosed in CD&A. Please see Instruction 2 to Item 402(b) of Regulation S-K.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief